Filed by Pioneer Natural Resources Company

(Commission File No.: 001-13245)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pioneer Natural Resources Company

(Commission File No.: 001-13245)

The following article was posted by Hart Energy on January 2, 2024:

As Pioneer Seals the Deal with Exxon, CEO Rich Dealy’s Work Continues

Rich Dealy steps into the Pioneer Natural Resources CEO role as the Permian Basin pure-play integrates operations with Exxon Mobil in a $60 billion merger.

Hart Energy

By Deon Daugherty

2 January 2024

Pioneer Natural Resources veteran executive Rich Dealy took over from retiring Scott Sheffield as CEO on Jan. 1, and while he said he will diligently implement the plan leadership has put in place for the new year, Dealy has a side gig—leading the transition team for one of the biggest industry mergers in recent history.

The subject of rampant speculation for months before its announcement in October, Exxon Mobil’s purchase of Pioneer seemed to be the spark needed to ignite a wild period of consolidation as 2023 drew to a close. But Dealy’s focus remained steady on what’s ahead for his company, shareholders and employees. The deal is expected to close this summer, even as federal regulators dig into this transaction and others both inside and outside the oil and gas industry.

“I don’t anticipate any issues whatsoever,” Dealy told Hart Energy in an exclusive interview at Pioneer’s campus in Irving, Texas, in early December. “I think it’ll be widely voted in favor of the transaction, then we will just get the regulatory approval done and move forward.”

Dealy’s work at Pioneer has spanned more than 30 years. Armed with a degree in finance and accounting from Eastern New Mexico University in 1989, Dealy had job offers in Dallas and Houston. But he’d fallen for the Southwest, and accepting a position with KPMG in Midland, Texas, felt right.

It must have been fate.

His second client at KPMG was Parker & Parsley, where Sheffield was at the helm and, in 1997, would merge the firm with Mesa Inc. to create the nation’s third-largest independent with Pioneer.

“After a couple of years, the CFO at the time said, ‘Well, why don’t you come work here where you’ll work a lot less hours?’ Which was probably the biggest lie I was ever told because I worked a lot more hours than I ever did in public accounting,” Dealy said with a laugh. “But it has been a blessing for me for 31-plus years.”

Deon Daugherty: Taking on the CEO role at Pioneer months ahead of Exxon closing its acquisition must make the day-to-day of leading Pioneer a bit different. What’s next for you?

Rich Dealy: I’m not really focused on what’s next for me. I’m focused on what’s happening here at Pioneer and making sure that we execute our program until it closes. And then, working with Exxon so that when closing does occur, the transition is seamless, with the integrated teams working well together, and the combined company continues to execute at a high level.

DD: What goes into leading a transition of this size?

RD: It’s really just putting the right teams together throughout the organization and making sure that they’re positioned to share information in a way that allows people to figure out what’s the best way to execute the business plan in the future.

Exxon is a $400-plus billion entity; we’re a $60 billion entity. They have assets around the world. We have assets in the Permian Basin. They recognize that we do some things better than they do; we recognize they do some things better than us. How do we take the best of both worlds and integrate these two teams to execute in the best way? This opportunity is one of the reasons why it was such a compelling transaction and why it should provide significant long-term benefits.

From an investor’s standpoint—it’s a chance for our investors to essentially own 12% of a large, diversified oil and gas company, which is one of the best energy companies globally, with great assets and opportunities for employees around the world.

They’re also going to be able to reduce emissions faster than we were on the path to accomplish. They’ve committed to net-zero emissions by 2030 on their existing Permian assets and plan to accelerate our reductions from 2050 to 2035.

From an employee perspective, Exxon has global operations. So, anybody who aspires to do a lot of different challenging things around the world, they’re going to have tremendous opportunities at Exxon. We think that’s a huge benefit for our employees. Our goal with the transition is to seamlessly combine the operations and continue to execute at a very high level, while providing development and growth opportunities to our employees.

DD: What happens at Pioneer between now and closing on the Exxon merger?

RD: Our focus is going to be on executing our program. At this point, we run as two independent companies. At Pioneer, we are continuing to focus on 2024 exactly as we laid out to shareholders in our long-term plan. We’re planning on growing oil production between 3% and 5%, with total production growing a bit more. We are working to do that as efficiently and economically as we can. At the same time, we are going to continue to work constructively with the FTC [Federal Trade Commission] in its review of the transaction and we continue to expect the deal to be completed in the first half of 2024, subject to the fulfillment of the closing conditions. Prior to closing, we can start integration planning such that we are ready to combine the two teams and companies as seamlessly as possible once closing is completed.

DD: What are Pioneer shareholders saying about the merger?

RD: I think the shareholders understand it and the response has been tremendously positive. It was a transaction that people know makes sense.

Our shareholders will own roughly 12% of Exxon Mobil. Shareholders recognize that the combination of our acreage and people along with Exxon’s technology and people is a positive. They also recognize the benefits and long-term strategic value of being part of a large, diversified global energy company as the world transitions. I don’t anticipate any issues whatsoever. I expect shareholders to vote in favor of the transaction, such that when we get the regulatory approvals that are needed, we will be in a position to close and move forward.

DD: The industry’s investment thesis has come a long way since 2017, and growing shareholder returns is a leadership dictate of most public producers. How much is enough—is there a minimum return formula that shareholders are willing to accept?

RD: I don’t think there is a defined formula or threshold. You’ve seen our industry return capital to shareholders in different ways: via base dividends, variable dividends, special dividends and share repurchases—all of which are different forms of returning capital to shareholders, which is the primary request from shareholders.

There wasn’t a one-size-fits-all and companies have responded in different ways. I’d say some of it was predicated on a company’s depth of inventory, with companies wanting to add inventory choosing share repurchases are they are easier to turn off than dividends.

DD: That’s part of why using a variable dividend seemed so clever.

RD: It was, but unfortunately, we didn’t get any differentiation in terms of how our stock traded because of it.

It was different and shareholders understood it. We received many accolades, but it didn’t bring the big “dividend” funds in because it was still going to be variable.

Overall, in 2022, it looks like those companies that bought back shares outperformed those that had variable dividend policies.

DD: How do you see diversification within the energy space going forward? It seems the general emphasis on cleaner fuels has opened it up to mean more than simply being an active operator in multiple basins.

RD: It’s going to come down to economics, ultimately. Can we generate a rate of return that makes sense for shareholders and investors in alternative energies?

We have seen significant drilling and completion efficiency improvements, combined with productivity enhancements, which have helped oil and gas returns and the overall economics associated with drilling new wells. We need to see that same trend continue in solar, wind, hydrogen, nuclear, carbon capture, etc. Also, longer term, we need to figure out how to get more comfortable with safety aspects of nuclear as I think it is one of key opportunities for sustainable energy.

All energy sources have to be looked at, and we have to figure out how to develop them safely and reliably. Probably the biggest thing out there that could be a potential game changer is battery technology. If we were able to provide long-term battery storage, more of the renewable projects like solar and wind would provide better reliability 24/7, 365 days a year.

Those are the things that we need to continue to develop—not only for the U.S., but for China, India, Africa and Southeast Asia (each with 1.4 billion people and growing demand for energy) as they are starving for reliable energy that can help improve their quality of life. How do we get energy to them in a way that is low-cost and reliable?

The beauty of what we do in the U.S. is that we [produce] the lowest emission barrels in the world. So, why wouldn’t you want us to produce more of that to export to others?

DD: Both Exxon and Pioneer have done some work with extracting lithium and other minerals from produced water. How might this sort of research, or even development of these resources, figure into the U.S. energy industry?

RD: For Pioneer, it really comes down to the quantity of rare earth minerals (not just lithium) in the water that we produce. It’s one of the potential benefits of combining with Exxon. They’re working on their own technology in Arkansas to extract lithium from brine. The combined companies will benefit from that work and we will see over time if we can economically extract minerals from produced water in West Texas.

Time will tell, but I think we need to progress up the learning curve on all those things. Hopefully, one day we can figure out how to use this produced water rather than disposing [of] it. How do we desalinate it and convert it to water that we can use for irrigation, crops and livestock? And then, how do you extract needed minerals rather than relying on importing them from countries that we may not always be best friends with?

I think it makes the U.S. more self-sufficient and allows us and our allies to be less reliant on other countries that we may not always have common goals or the best relationships with.

DD: What do you expect from oil prices in 2024?

RD: As we get to ’24, we see Brent oil prices averaging $80 or above. I think the inflationary pressures and the increase in interest rates around the world has stymied investment and is impacting demand. As you know, China’s demand hasn’t been what people anticipated, but India’s demand had been strong. There’s probably been more supply barrels on the market than people originally anticipated in 2023, with U.S. shale growth and growth from other countries being higher than anticipated. Despite this backdrop, I’m still generally in the over-$80 Brent price range for 2024. We’re not there today, but I do think we’re going to see a pickup. The forecasted global demand growth in 2024 will soak up the incremental supply we have today and we should see a more balanced market or the need for incremental supply over the course of 2024.

Having said that, there are many unknown factors in the world, whether it’s Israel or Ukraine issues, interest rates, or something else that impacts the market, so oil prices are hard to predict.

I think the lack of global investment is still an issue that is out there and that we’re not finding and developing much new supply in the world. There is not a lot of money going into exploring for new supply. I think at some point we are going to be in short supply again, which is going to cause inflationary pressures on oil.

DD: Let’s talk about shale’s runway. There’s been lots of prognosticating about its lifespan and what’s left. How do you view its future?

RD: Well, I think human ingenuity is a wonderful thing, and you’ve seen the benefits of that even in 2023, with U.S. production being quite a bit higher than people anticipated, while running fewer drilling rigs, which highlights the industry’s continued efficiency gains.

If you look at the EIA production numbers, production at the end of last year was 12.4 million barrels a day versus today we’re at 13.2 million barrels per day, so call it 800,000 barrels a day of incremental oil production. I think coming into the year, most people thought that the U.S. would grow around 400,000 to 500,000 barrels a day. We achieved significantly more growth than expected, such that I wouldn’t want to undersell the capabilities of U.S. producers and shale production.

For future growth, I will focus on the Permian, which is what we know best. We see the Permian Basin growing to about 7 million barrels a day by 2030, an increase from the 5.6 million barrels per day when we exited 2022. The basin is currently producing about 6 million barrels a day today. Even when production hits 7 million barrels per day by the end of this decade, we expect that it’ll be flat at that level for a significant number of years after that, given the depth of inventory in the Permian Basin.

Those projections also don’t take into account any new incremental recoveries through enhanced oil recovery, downspacing or technology changes. We are only getting 8%-10% of the oil out of the ground, so there still is a vast resource in the basin to be recovered. As a result, I tend to think shale still has significant running room, particularly in the Permian.

When we think about the other basins in the U.S., I have been surprised with the increases that we have seen. Coming into the year, we thought most of them would be flat. In particular, the Bakken, Eagle Ford and Gulf of Mexico have all shown production increases. Of the 800,000 barrels of oil per day increase, the Permian makes up half of the increase, with growth from the other three areas making up the other half. Going forward, I would expect that oil production from these other basins will remain flat or decline some over the next decade, while the Permian will continue to grow.

Overall, U.S. oil production should still grow modestly over the remainder of the decade, which provides the U.S. with a reliable energy source. This is good for the country, our national security and our allies.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (“ExxonMobil”) and Pioneer Natural Resources Company (“Pioneer”), ExxonMobil and Pioneer have filed and will file relevant materials with the Securities and Exchange Commission (the “SEC”). On November 21, 2023, ExxonMobil filed with the SEC a registration statement on Form S-4 (the “Form S-4”) to register the shares of ExxonMobil common stock to be issued in connection with the proposed transaction. The Form S-4 includes a proxy statement of Pioneer that also constitutes a prospectus of ExxonMobil. The information in the Form S-4 is not complete and may be changed. After the Form S-4 is declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Pioneer. This communication is not a substitute for the Form S-4, proxy statement or prospectus or any other document that ExxonMobil or Pioneer (as applicable) has filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND PIONEER ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the proxy statement/prospectus, as well as other filings containing important information about ExxonMobil or Pioneer, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by ExxonMobil are and will be available free of charge on ExxonMobil’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC Filings” or by contacting ExxonMobil’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Pioneer will be available free of charge on Pioneer’s internet website at https://investors.pxd.com/investors/financials/sec-filings/. The information included on, or accessible through, ExxonMobil’s or Pioneer’s website is not incorporated by reference into this communication.

Participants in the Solicitation

ExxonMobil, Pioneer, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pioneer and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Form S-4 in the section entitled “Interests of Pioneer’s Directors and Executive Officers in the Merger”, including the documents incorporated by reference therein. Information about the directors and executive officers of ExxonMobil is set forth in the sections entitled “Board of Directors” and “Director and Executive Officer Stock Ownership” included in ExxonMobil’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000119312523100079/d429320ddef14a.htm), in the sections entitled “Information about our Executive Officers” and “Directors, Executive Officers and Corporate Governance” included in ExxonMobil’s Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000020/xom-20221231.htm), in ExxonMobil’s Form 8-K filed on June 6, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000036/xom-20230531.htm) and in ExxonMobil’s Form 8-K filed on February 24, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000022/xom-20230221.htm). Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and will be contained in other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of ExxonMobil and Pioneer, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Pioneer stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of ExxonMobil and Pioneer to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against ExxonMobil, Pioneer or their respective directors; the risk that disruptions from the proposed transaction will harm ExxonMobil’s or Pioneer’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and ExxonMobil and Pioneer’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, including regulatory actions targeting public companies in the oil and gas industry and changes in local, national, or international laws, regulations, and policies affecting ExxonMobil and Pioneer including with respect to the environment; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect ExxonMobil’s and/or Pioneer’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Pioneer’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against ExxonMobil or Pioneer, and other political or security disturbances; dilution caused by the ExxonMobil’s issuance of additional shares of its common stock in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in policy and consumer support for emission-reduction products and technology; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market or economic conditions that impact demand, prices and differentials, including reservoir performance; changes in technical or operating conditions, including unforeseen technical difficulties; those risks described in Item 1A of ExxonMobil’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023, and subsequent reports on Forms 10-Q and 8-K, as well as under the heading “Factors Affecting Future Results” on the Investors page of ExxonMobil’s website at www.exxonmobil.com (information included on or accessible through ExxonMobil’s website is not incorporated by reference into this communication); those risks described in Item 1A of Pioneer’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks described in the registration statement on Form S-4 and accompanying prospectus available from the sources indicated above. References to resources or other quantities of oil or natural gas may include amounts that ExxonMobil or Pioneer believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors presented in the registration statement on Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither ExxonMobil nor Pioneer assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on ExxonMobil’s or Pioneer’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.